Exhibit 99.97

Invovation, Science and Economic Development Canada Corporations Canada	Innovation, Sciences et Dévelopment économique Canada Corporations Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les societes par actions

IMV INC.
Corporate name / Dénomination sociale

677457-1
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la societe susmentionnee sont modifies aux termes de l'article 178 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes.

Virginie Ethier
Director / Directeur

2018-05-02
Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Invovation, Science and Economic Development Canada Corporations Canada	Innovation, Sciences et Dévelopment économique Canada Corporations Canada

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale IMMUNOVACCINE INC.

2	Corporation number Numéro de la société

677457-1

3	The articles are amended as follows Les statuts sont modifies de la façon suivante

The corporation changes its name to:
La denomination sociale est modifiee pour :

IMV INC.

The corporation makes other changes as follows:

La société apporte d’autres changements aux statuts comme suit :

See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.

Declaration : J’atteste que je suis un administrateur ou un dirigeant de la societe.

Original signed by / Original signé par
PIERRE LABBÉ
PIERRE LABBÉ
581-741-6639

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse declaration constitue une infraction et son auteur, sur déclaration de culpabilite par procedure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

SCHEDULE A OF

ARTICLES OF AMENDMENT OF

IMMUNOVACCINE INC.

(THE “CORPORATION”)

________________________________________

The Articles of the Corporation are hereby amended pursuant to Section 173(1)(h) of the Canada Business Corporations Act to provide that the issued and outstanding common shares of the Corporation (the “Common Shares”) be consolidated on the basis of one (1) post-consolidation Common Share for each three and two tenths (3.2) outstanding pre-consolidation Common Shares without amending the stated capital account for the Common Shares of the Corporation.

No fractional Common Share shall be issued and any fractional Common Share of the Corporation resulting from such consolidation representing less than 0.5 of a Common Share shall be cancelled without any compensation and all fractions equal to or higher than 0.5 of a Common Share shall rounded up to one (1) Common Share.

The authorized capital of the Corporation is unaffected by this consolidation of the Common shares and continues to be an unlimited number of Common shares and an unlimited number of Preferred shares.